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SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
(Incorporated in the Cayman Islands with limited liability)
(STOCK CODE: 981)

CLARIFICATION ANNOUNCEMENT

Reference is made to the announcement of Semiconductor Manufacturing International Corporation (the “Company”) dated 29 June 2011 in relation to the poll results of the annual general meeting of the Company held on 29 June 2011. Unless otherwise specified, capitalised terms used herein shall have the same meanings as defined in the Company’s circular dated 30 May 2011.

The Company wishes to clarify that due to inadvertent clerical error, the total number of Shares entitling the holders to attend and vote for or against all the resolutions at the AGM should be “27,454,995,323” ordinary shares and 360,589,053 convertible preferred shares (convertible into 3,605,890,530 ordinary shares) instead of 31,060,885,853 ordinary shares and 360,589,053 convertible preferred shares (convertible into 3,605,890,530 ordinary shares).

For and on behalf of

Semiconductor Manufacturing International Corporation

Anne Wai Yui Chen

Company Secretary

Hong Kong, 30 June 2011

As at the date of this announcement, the Directors are Chen Shanzhi, Gao Yonggang, Professor Lawrence Juen-Yee Lau and Zhou Jie as Non-Executive Directors of the Company; and Tsuyoshi Kawanishi, Lip-Bu Tan and Zhang Wenyi as Independent Non-Executive Directors of the Company.